

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 3, 2010

David B. Potts
Executive Vice President and Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

      RE: Arris Group, Inc.
               Form 10-K for the year ended December 31, 2009
               Form 10-Q for the fiscal quarter ended March 31, 2010

               Definitive Proxy Statement
               Filed April 9, 2010
               File No. 0-31254

Dear Mr. Potts:

      We have reviewed your response dated May 14, 2010 as well as your Definitive Proxy Statement filed April 9, 2010 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

1.   Refer to your response to comment 3. Please confirm that in the event you have an interim event triggering a goodwill impairment test, you will include the proposed disclosures in the respective Form 10-Q

Form 10-Q for the quarter ended March 31, 2010

Note 3. Change in significant accounting policies, page 3
Revenue recognition, page 8

2. We note that you elected to early adopt at the beginning of this quarter the new accounting guidance on multiple element arrangements on a prospective basis for arrangement originating or materially modified after January 1, 2010. It is unclear to us from your disclosures how the new guidance changed your accounting. In this regard, it does not appear that you have provided the information required by ASC 605-25-65-1 such as a description of any change in the units of accounting, change in how the entity allocates the arrangement consideration to various units of accounting and changes in the pattern and timing of revenue recognition for each type of arrangements. Please disclose this information in your next Form 10-Q. Also provide us with you proposed disclosure.

Definitive Proxy Statement

Risk Considerations, page 15

3. We note your disclosure in response to Item 402(s) of Regulation S-K. In your response please describe the process undertaken to reach the conclusion that the company's compensation programs are not likely to lead to management's taking on more risk than is appropriate from a sound business judgment perspective.

Survey Data, page 17

4. We note your references to survey data from Economic Research Institute, Watson Wyatt and Mercer Human Resources Consulting. Please explain the nature of this survey data (e.g., what specific elements were reviewed or state that you reviewed total compensation) and explain how this data was used in making determinations about any executive's compensation. If this compensation data was used as a reference point on which to base, justify or provide a framework for your compensation decisions related to base salary, actual total cash compensation, and total direct compensation, identify all of the companies that were considered for purposes of this benchmarking exercise. See Item 402 (b)(2)(xiv) of Regulation S-K. For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.
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Sincerely,

Larry Spirgel
Assistant Director